Oncolytics Biotech’s® Chinese Development Partner Adlai Nortye Presents Interim Clinical Data Further Demonstrating the Anti-Cancer Activity of Pelareorep-Paclitaxel Combination Therapy in HR+/HER2- Metastatic Breast Cancer at the San Antonio Breast Cancer Symposium

Thirteen of fourteen (93%) evaluable patients achieved disease control, with twelve (86%) showing tumor shrinkage

SAN DIEGO, CA and CALGARY, AB, December 8, 2022 – Oncolytics Biotech® Inc.’s (NASDAQ: ONCY) (TSX: ONC) Chinese partner Adlai Nortye today announced interim results from a multicenter, single-arm bridging clinical trial to evaluate the safety, tolerability, and preliminary efficacy of pelareorep-paclitaxel combination therapy in Chinese patients with advanced/metastatic HR+/HER2- breast cancer. The data were featured in a poster presented yesterday at the San Antonio Breast Cancer Symposium (SABCS), which is being held at the Henry B. González Convention Center in San Antonio, Texas through December 10, 2022.

Fifteen patients were treated in the trial as of the data cut-off date (September 26, 2022), with fourteen having had at least one post-baseline tumor assessment (i.e., evaluable for efficacy). All patients enrolled into the trial were previously treated with at least one endocrine therapy and no more than one line of chemotherapy for recurrent/metastatic disease. Data and conclusions presented in the poster are summarized below.

•Disease control, partial response (PR) or stable disease (SD), was achieved in thirteen of fourteen evaluable patients (93%), with twelve (86%) showing tumor shrinkage from baseline.
•Seven of fourteen evaluable patients achieved a PR (50%). Three of these patients achieved a confirmed PR (20%), while two patients are awaiting potential confirmatory scans.
•One patient achieving a PR at week 8 has maintained the PR through week 48 and remains on study.
•Evolving median progression-free survival (PFS) for trial participants as of the data cut-off date was 9.1 months (95% confidence interval: 3.8 - NA).
•The studied combination has been well tolerated, with no dose-limiting toxicities or serious adverse events (SAEs) reported to date.

“These impressive results have us well-positioned to leverage Oncolytics’ prior positive data and join pelareorep’s global development program,” said Lars Birgerson, M.D., Ph.D., Adlai Nortye President and Chief Medical Officer. “With no SAEs reported, the data suggests the favorable safety and potent anti-cancer activity displayed by the studied combination in North American HR+/HER2- breast cancer patients extends to the Chinese population. There are also promising signs of pelareorep-paclitaxel combination therapy driving durable clinical benefit, with one patient notably still on study for nearly a year while maintaining a PR. We look forward to further characterizing the efficacy and durability of the studied combination as data from the trial mature and to continuing our collaboration with Oncolytics.”

Data from the bridging trial are expected to accelerate Adlai Nortye’s development of pelareorep in China by allowing future regulatory submissions to include data from Oncolytics’ North American metastatic breast cancer trials, IND-213 and BRACELET-1. IND-213 is a previously completed randomized phase 2 trial that showed a statistically significant near doubling of median overall survival when HR+/HER2- metastatic breast cancer patients were treated with paclitaxel plus pelareorep vs. paclitaxel alone. BRACELET-1 is an ongoing randomized phase 2 trial in HR+/HER2- metastatic breast cancer patients with cohorts evaluating: (1) paclitaxel monotherapy; (2) paclitaxel plus pelareorep; and (3) paclitaxel plus pelareorep in combination with the anti-PD-L1 inhibitor avelumab. Oncolytics expects to report overall response rate, PFS, and evolving overall survival data from BRACELET-1 at a major medical meeting in the first half of 2023.

Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics Biotech Inc., commented, “BRACELET-1’s upcoming readout represents a crucial catalyst for Oncolytics, as data from the trial are expected to pave the way for pelareorep’s advancement to a registrational breast cancer study. We believe Adlai Nortye’s latest data significantly de-risk this upcoming readout as they validate IND-213’s positive results by confirming the ability of pelareorep plus paclitaxel to drive durable clinical responses in HR+/HER2- breast cancer patients. I’d like to thank Adlai Nortye for the productive partnership that led to these results, providing us with added enthusiasm for the outlook of our breast cancer program.”

A copy of the SABCS poster (P3-07-04), entitled, A Multicenter, Single-Arm, Open-Label Phase I Study of AN1004 (Pelareorep) Oncolytic Virus Plus Paclitaxel in Chinese Patients with Hormone Receptor-Positive and HER2-Negative Advanced/Metastatic Breast Cancer (REO 026-1), will be available on the Posters & Publications page of Oncolytics' website (LINK) following the conclusion of the symposium.

About Adlai Nortye
Adlai Nortye is a clinical-stage biopharmaceutical company focused on the development of innovative cancer therapies, with its R&D centers in both China and the U.S. With a strategic emphasis on oncology, the Company has built a global pipeline through collaborations and internal discovery with seven drug candidates in development, including (i) Buparlisib (AN2025), which was in a global Phase III clinical trial in combination with paclitaxel for the treatment of patients with recurrent or metastatic HNSCC after anti-PD-1/PD-L1 treatment; (ii) Palupiprant (AN0025), an oral EP4 antagonist which is undergoing Phase Ib trial in combination with Keytruda® in patients with multiple solid tumors; and (iii) AN4005, an oral small molecule PD-L1 inhibitor which was currently in Phase Ia trial. Adlai Nortye is also conducting a Phase I clinical trial in collaboration with Roche to evaluate the triple combination of AN2025, AN0025 and atezolizumab (a PD-L1 inhibitor) for a variety of PIK3CA mutant solid tumors in the U.S. In addition, Adlai Nortye owns the exclusive rights to Pelareorep (AN1004) in greater China, Singapore, and South Korea, and is conducting a bridging trial in China to assess the safety and tolerability of AN1004 in combination with paclitaxel for the Chinese patient population with metastatic HR+/HER2- breast cancer.

Adlai Nortye has assembled an experienced management team, built its proprietary immuno-oncology platforms and partnered with multiple top pharmaceutical companies to promote innovation. Adlai Nortye is committed to becoming an innovative biopharmaceutical company with global vision and strives to benefit patients worldwide. The mission of the Company is to transform deadly cancer into a chronic and eventually a curable disease. For more information, please visit: www.adlainortye.com.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies as it advances towards registration studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding the timing and anticipated content of upcoming poster presentations involving pelareorep; Oncolytics' belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our expectation that data from the Adlai Nortye bridging trial will accelerate Adlai Nortye’s development of pelareorep in China; our expectation that data from the Adlai Nortye bridging trial will pave the way for pelareorep’s advancement to a registrational breast cancer study; our plans for clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid hematological malignancies; our plans to advance towards a registration study in metastatic breast cancer and pancreatic cancer; and other statements related to anticipated developments in Oncolytics' business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.  Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com